

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

November 20, 2008

Mr. Daniel J. Rinkenberger
Principal Financial Officer
Kaiser Aluminum Corporation
27422 Portola Parkway, Suite 350
Foothill Ranch, CA 92610

> **Re: Kaiser Aluminum Corporation**
> **Response Letter Dated October 14, 2008**
> **File No. 000-52105**

Dear Mr. Rinkenberger:

      We have reviewed your response letter and have the following comment. Please provide a written response to our comment. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

Results of Operations, page 32

1.   We have considered your response to prior comment number two wherein you acknowledge you did not fully comply with the noted discussion document prepared by the Center for Audit Quality's SEC Regulations Committee. As an alternative to this guidance, we note you took into consideration "all of the facts and circumstances surrounding the transactions" and that your discussion under this heading "fully and clearly documented … the basis of the combination and financial impact of each." We further note from your response that your presentation of a combined discussion was to provide a meaningful discussion of trends in the business. However, based on our review of your combined discussion, we are unable to agree with your conclusions and request that you

remove this type of discussion from your future filings. Please contact us at your earliest convenience if you would like to discuss your presentation further.

Closing Comments

     Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provide any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

     You may contact Jennifer O'Brien at (202) 551-3721, or Kimberly L. Calder, Assistant Chief Accountant, at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact Laura Nicholson at (202) 551-3584, or Timothy Levenberg, Special Counsel at (202) 551-3707, or me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director